Exhibit 99.1

MOL GLOBAL, INC. AND SUBSIDIARIES

(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA (UNAUDITED)

	For the three months ended		For the three months ended		For the six months ended		For the three months ended
	March 31, 2014	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2014	June 30, 2014	September 30, 2014	September 30, 2014
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
(In thousands)	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Revenue	48,625	46,357	56,438	48,219	105,063	94,576	47,702	47,166
Direct cost and other ancillary expenses	(22,431)	(20,163)	(29,720)	(21,501)	(52,151)	(41,664)	(22,396)	(21,860)
Employee expenses	(7,767)	(7,767)	(8,902)	(8,902)	(16,669)	(16,669)	(8,952)	(8,952)
Depreciation and amortization expenses	(5,587)	(5,587)	(5,763)	(5,763)	(11,350)	(11,350)	(5,850)	(5,850)
Marketing, advertising and promotion expenses	(1,036)	(1,036)	(1,318)	(1,318)	(2,354)	(2,354)	(1,684)	(1,684)
Communication and travelling expenses	(1,545)	(1,545)	(1,637)	(1,637)	(3,182)	(3,182)	(1,845)	(1,845)
Office related expenses	(1,050)	(1,050)	(1,047)	(1,047)	(2,097)	(2,097)	(1,082)	(1,082)
Other operating expenses	(1,885)	(1,885)	(2,491)	(2,491)	(4,376)	(4,376)	(1,394)	(1,394)

Profit from operations	7,324	7,324	5,560	5,560	12,884	12,884	4,499	4,499
Other income	4,127	4,127	1,620	1,620	5,747	5,747	469	469
Finance costs	(1,316)	(1,316)	(1,295)	(1,295)	(2,611)	(2,611)	(1,702)	(1,702)
Share of results of associates	(110)	(110)	—	—	(110)	(110)	8	8

Profit before tax	10,025	10,025	5,885	5,885	15,910	15,910	3,274	3,274
Income tax expense	(407)	(407)	8	8	(399)	(399)	(327)	(327)

Profit for the period	9,618	9,618	5,893	5,893	15,511	15,511	2,947	2,947

Profit for the period attributable to:-
Owners of the Company	7,667	7,667	3,527	3,527	11,194	11,194	2,428	2,428
Non-controlling interest	1,951	1,951	2,366	2,366	4,317	4,317	519	519

	9,618	9,618	5,893	5,893	15,511	15,511	2,947	2,947

Weighted average ordinary shares (number in thousands)
Basic	58,897	58,897	59,084	59,084	59,084	59,084	59,391	59,391
Diluted	58,897	58,897	59,084	59,084	59,084	59,084	59,537	59,537

Earnings per share
Basic (sen)	13.02	13.02	5.97	5.97	18.94	18.94	4.09	4.09
Diluted (sen)	13.02	13.02	5.97	5.97	18.94	18.94	4.08	4.08